

Mail Stop 3720

June 29, 2009

Mr. Vincent A. Paccapaniccia
Chief Financial Officer
ICT Group, Inc.
100 Brandywine Boulevard
Newtown, PA 18940

> **Re:** **ICT Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 0-20807**

Dear Mr. Paccapaniccia:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

1. We note that you took a significant goodwill impairment charge in the fourth quarter
   of fiscal year 2008. You should expand your MD&A in future filings to discuss your
   expectations regarding your future operating results and liquidity in light of taking an
   impairment charge. You should clearly explain to your investors, if true, that you
   expect that historical operating results will not be indicative of future operating
   results. You should also discuss the primary drivers in your assumptions that resulted
   in the goodwill impairment charge. For instance, did you significantly reduce
   projected future revenues or net cash flows or increase the discount rates? In
   addition, discuss whether and when you considered a recovery of the economy in
   your cash flow projections. Please provide us with your proposed disclosure.

Consolidated Financial Statements, page F-1

Note 16. Operating and Geographic Information, page F-31

2. We note your disclosure that you have one reportable segment. In light of your
   decision to refer to your "core" and "non-core" businesses, tell us how you
   considered the guidance in SFAS 131 in determining whether these businesses
   represented separate operating segments.

                                  *   *   *   *

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detailed letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director